SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.                  )*

AXONICS MODULATION TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05465P101

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare IV U.A.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05465P101	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare IV U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)	Based on 27,805,103 shares of Common Stock outstanding as of December 11, 2018 as reported by the issuer on its form 10-Q for the quarterly period ended September 30, 2018.

CUSIP NO. 05465P101	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare IV Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)	Based on 27,805,103 shares of Common Stock outstanding as of December 11, 2018 as reported by the issuer on its form 10-Q for the quarterly period ended September 30, 2018.

CUSIP NO. 05465P101	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)	Based on 27,805,103 shares of Common Stock outstanding as of December 11, 2018 as reported by the issuer on its form 10-Q for the quarterly period ended September 30, 2018.

CUSIP NO. 05465P101	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON Geoff Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,133,332 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,133,332 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding BV. Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)	Based on 27,805,103 shares of Common Stock outstanding as of December 11, 2018 as reported by the issuer on its form 10-Q for the quarterly period ended September 30, 2018.

CUSIP NO. 05465P101	13D	Page 6 of 9 Pages

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 26 Technology Drive, Irvine, California 92618.

Item 2. Identity and Background.

(a) This Statement is being filed by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”), Gilde Healthcare IV Management B.V. (“GHCIVM”), Gilde Healhcare Holding B.V. (“GHH”, and together with Gilde Healthcare and GHCIVM, the “Reporting Entities”) and Geoff Pardo (“Pardo”). The Reporting Entities and Pardo are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of the principal offices of each Reporting Persons is Newtonlaan 91, 3584 BP Utrecht, the Netherlands.

(c) GHCIVM manages and advises Gilde Healthcare and is owned by GHH. Gilde Healthcare makes venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products. Pardo is a partner of Gilde Healthcare. In addition, Pardo is a member of the Issuer’s board of directors (the “Board”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GHCIVM and GHH are limited liability companies organized under Dutch law. Gilde Healthcare is a private equity investment fund organized under Dutch law. Geoff Pardo is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In June 2017, Gilde Healthcare purchased 1,666,666 shares of the Issuer’s Series C preferred stock at a purchase price of $9.00 per share and an aggregate purchase price of $14,999,994. The Issuer, Gilde Healthcare, and another stockholder of the Issuer were party to a Fourth Amended and Restated Share Exchange Agreement, dated June 30, 2017 (the “Share Exchange Agreement”). Gilde Healthcare invested via a French corporation, Axonics Europe, S.A.S. (“Axonics Europe”), that was established to hold another stockholder’s investment in the Issuer. Accordingly, the previously described investment by Gilde Healthcare in the Issuer was divided with ten percent being allocated to the acquisition of stock in the Issuer and ninety percent being allocated to stock in Axonics Europe, which was exchangeable for shares of preferred stock of the Issuer. On November 2, 2018, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), all shares in Axonics Europe were automatically exchanged at the applicable exchange rate into shares of Common Stock of the Issuer.

In March 2018, Gilde Healthcare purchased an additional 222,222 shares of the Issuer’s Series C preferred stock for a purchase price of $9.00 per share and an aggregate purchase price of $1,999,998.

In connection with the closing of the Offering, the Issuer effected a 1.2-for-1 forward stock split of its Common Stock (the “Split”) and all shares of the Issuer’s preferred stock converted into shares of the Issuer’s Common Stock at the applicable conversion rate (the “Conversion”). As a result of the foregoing, Gilde Healthcare held 2,266,666 shares of Common Stock upon the closing of the Offering.

In addition, on November 2, 2018, in connection with the Offering, Gilde Healthcare purchased an additional 866,666 shares of Common Stock for a purchase price of $15.00 per share and an aggregate purchase price of $12,999,990 (the “Purchase”). Following the Split, the Conversion and the Purchase, Gilde Healthcare directly held an aggregate of 3,133,332 shares of Common Stock.

CUSIP NO. 05465P101	13D	Page 7 of 9 Pages

All shares of the capital stock of the Issuer purchased by Gilde Healthcare have been purchased using investment funds provided to Gilde Healthcare. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Pardo is a member of the Board. In addition, in his capacity as a director, Pardo may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to a plan or policy with regard to compensation of members of the Board.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) According to the Issuer’s form 10-Q for the quarterly period ended September 30, 2018 received on December 11, 2018, there were 27,805,103 outstanding shares of Common Stock.

Gilde Healthcare is the record holder of an aggregate of 3,133,332 shares of Common Stock, which represents beneficial ownership of approximately 11.3% of the outstanding shares of Common Stock on December 11, 2018.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

Pardo is a partner of Gilde Healthcare. Pardo shares the decision-making power (and has no power to decide on his own) of GHCIVM with respect to the voting and disposition of the securities of the Issuer beneficially owned by GHCIVM. As a result, Pardo may be deemed to beneficially own the securities of the Issuer held of record by Gilde Healthcare. As a result, each of the Reporting Persons may beneficially own an aggregate of 3,133,332 shares of Common Stock, or approximately 11.3% of the outstanding Common Stock.

(b) Each Reporting Person has shared power to vote and dispose of 3,133,332 shares of Common Stock.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Gilde Healthcare has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Gilde Healthcare.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference. In connection with its purchase of shares of the Issuer’s preferred stock, Gilde Healthcare and certain of the Issuer’s other investors are party to a Fourth Amended and Restated Investors’ Rights Agreement, dated March 29, 2018, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is

CUSIP NO. 05465P101	13D	Page 8 of 9 Pages

otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-227732) declared effective by the Commission on October 30, 2018 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 and Exhibit 3 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Gilde Healthcare and Pardo has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Pardo. The indemnification agreement requires the Issuer, among other things, to indemnify Pardo for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Pardo in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Pardo, in his capacity as director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards pursuant to a plan or policy with regard to compensation of members of the Board.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated January 3, 2019, by and among the Reporting Persons (filed herewith).

Exhibit 2	Fourth Amended and Restated Investors’ Rights Agreement, dated March 29, 2018, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 5, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 3	Amendment to Fourth Amended and Restated Investors’ Rights Agreement, dated October 17, 2018, by and among the Issuer and the Investors party thereto (filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 4	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 5	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

CUSIP NO. 05465P101	13D	Page 9 of 9 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: January 4, 2019		COOPERATIEVE GILDE HEALTHCARE IV U.A.

By: GILDE HEALTHCARE IV MANAGEMENT B.V. Its: Manager

	By:	/s/ M.O.J.M. Perret
Name: M.O.J.M. Perret
Title: Managing Director

GILDE HEALTHCARE IV MANAGEMENT B.V.

	By:	/s/ M.O.J.M. Perret
Name: M.O.J.M. Perret
Title: Managing Director

GILDE HEALTHCARE HOLDING B.V.

	By:	/s/ M.O.J.M. Perret
Name: M.O.J.M. Perret
Title: Managing Director

/s/ Geoff Pardo
Geoff Pardo